                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                               AMENDMENT NO. 2 TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                       BIOMED RESEARCH TECHNOLOGIES, INC.
                 ----------------------------------------------
                 (Name of small business issuer in its charter)



               Delaware                                          65-0700727
      ------------------------------                         -------------------
        (State or jurisdiction of                             (I.R.S. Employer
      incorporation or organization)                         Identification No.)


     3913 RIGA BOULEVARD, TAMPA, FLORIDA                            33619
   ----------------------------------------                       ----------
   (Address of Principal Executive Offices)                       (Zip Code)


                                 (813) 792-2020
              ----------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

           Securities to be registered under Section 12(b) of the Act:

        Title Of Each Class                      Name Of Each Exchange On Which
        To Be So Registered                      Each Class Is To Be Registered
        -------------------                      ------------------------------
              None                                             N/A


           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 Par Value
                         ------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

PART I

Item 1.  Description of Business.........................................  1

Item 2.  Management Discussion and Analysis.............................. 14

Item 3.  Description of Property......................................... 16

Item 4.  Principal Shareholders and Beneficial Ownership of Management... 17

Item 5.  Directors, Executive Officers and Control Persons............... 18

Item 6.  Executive Compensation.......................................... 22

Item 7.  Certain Relationships and Related Transactions.................. 27

Item 8.  Description of Securities....................................... 28

PART II

Item 1.  Market Price of and Dividends on the Registrant's
             Common Equity and Other Shareholder Matters................. 30

Item 2.  Legal Proceedings............................................... 30

Item 3.  Changes in and Disagreements with Accountants................... 30

Item 4.  Recent Sales of Unregistered Securities......................... 30

Item 5.  Indemnification of Directors and Officers....................... 33

PART F/S

         Financial Statements............................................ 34

PART III

Item 1.  Exhibit Index................................................... 35

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

         Biomed Research Technologies, Inc., through its subsidiary, is engaged in identifying biomedical technologies currently available at academic research institutions and developing these technologies into products which will improve human health and the quality of life.

SUMMARY


         We initially intend to commercialize the "Bioavailability Booster," a patented pharmaceutical compound developed at the University of North Texas Health Science Center (UNTHSC) and Cardiovascular Research Institute (CRI) located in Fort Worth, Texas. We are currently a development stage company without any marketable products at this time. We did not conduct any research nor development activities on our proposed product in 2000 or 2001.

         Through our wholly-owned subsidiary, Sure Medical, Inc., we hold the exclusive worldwide rights to the Bioavailability Booster. The Bioavailability Booster is an enantiomer. An enantiomer is a pair of molecules that are identical in composition except their structures are mirror images and cannot be superimposed. Enantiomers were first identified for the ability of some individual enantiomers to bend light in opposite directions from their mirror image. The Bioavailability Booster is used to augment performance of certain other FDA approved pharmaceutical products. FDA approval is required before we can sell our Bioavailabilty Booster. To date, we have not filed an application with the FDA. We intend to file an application with the FDA. We are in discussions with an FDA certified third party to produce our product. To date, we have not contracted with a third party. We intend to reach an agreement with a third party during the second quarter of 2002. As required by the FDA, we will repeat our pre-clinical studies with product from the FDA certified third party. Upon completion of these studies, in approximately six months, we will meet with the FDA to review the pre-clinical studies and obtain FDA approval to initiate clinical studies on humans.


         The Bioavailability Booster, as demonstrated in pre-clinical evaluation, may provide improved therapy for patients suffering from asthma and other pulmonary diseases, glaucoma, allergies and the common cold when it is used in conjunction with products currently used to treat these health problems. We also believe the Bioavailability Booster may become an important drug in the treatment of anaphylaxis (an acute allergic reaction) due to synergistic effects when combined with epinephrine (currently the drug of choice in treating anaphylaxis). The Bioavailability Booster permits a significant reduction in epinephrine dosage and concurrent adverse side effects without a loss in efficacy. The Bioavailability Booster protects the body's energy supply at the cellular level and permits a 2 to 3 times lower dose of epinephrine without effecting its beneficial activity which is very important for young people with asthma, elderly people with heart disease, and people with high blood pressure.

         Reference is made to the glossary, which defines certain of the terms included in this prospectus.

GLOSSARY OF TERMS

         SCIENTIFIC TERMS

         ADRENERGIC AGONIST. An adrenergic agonist is a drug that mimics the action of adrenaline. As such the adrenergic agonist stimulates the heart to beat faster and by increasing the level of blood glucose, improves air flow in the lungs and nasal passage.

         AGENTS. For purposes of this registration statement, "agents" are defined to be adrenergic agonists, anticholinergics and sympathomimetics.

         ANTICHOLINERGIC AND CHOLINERGIC ANTAGONIST. The action of certain medications that inhibit the effects of acetylcholine, a neurotransmitter, which contributes to the contraction of breathing airways and can make breathing more difficult. Selected anticholinergic or cholinergic antagonists would facilitate breathing.

         ATP. Adenosine-triphosphate or ATP is a rapidly available form of stored energy used by virtually all living cells to carry out daily functions. The body restores the supply of used ATP as needed from ingested or stored fuels, primarily carbohydrates and fats.

         ENANTIOMER. One of a pair of chemical molecules that is identical in composition except their structures are mirror images and cannot be superimposed. Either (+) or (-).

         EPINEPHRINE. Epinephrine (also referred to as adrenaline) is a human hormone, the release of which is caused by strong emotions or physical stress and when it is released into the blood stream produces an increase in the heart rate, muscle strength, blood pressure and sugar metabolism. In medicine, epinephrine is commonly used as a stimulant in cardiac arrest and to treat shock and severe asthma.

         INOTROPIC. Describes agents that alter the force or vigor of muscle contractions. An inotropic agent will generally stimulate the heart to contract faster and with more strength.

         NALAXONE. Has both plus and minus enantiomer. The minus enantiomer has been approved and used by the pharmaceutical community for more than 25 years. Our Bioavailability Booster is the plus enantiomer of nalaxone.

         NARCOTIC ANTAGONIST. Blocks a cell's ability to use narcotic. Prevents a narcotic from attaching itself to a cell.

         RACEMIC MIXTURE.  A mixture of a pair of enantiomers.

         STERIOISOMERS. Molecules whose atoms are linked in the same order but differ in the spatial arrangement.

         SYMPATHOMIMETICS. A term used to describe certain medications that mimic the actions of epinephrine (adrenaline). These activities might include the acceleration of the heart rate, constricted blood vessels, dilated airways, increased available energy and raised blood pressure.

         MEDICAL TERMS

         ANAPHYLAXIS. An acute allergic reaction that is sudden, severe, and involves the whole body. Common causes include insect bites, vaccines, food and drug allergies. Sometimes there is no identifiable cause.

         ASTHMA. A disease in which inflammation of the airways (lungs) causes airflow into and out of the lungs to be restricted. Asthma attacks can last minutes or days and become dangerous if the airflow becomes severely restricted. It is characterized by periodic attacks of wheezing, shortness of breath, chest tightness, coughing, and increased production of mucus.

         ARRHYTHMIAS. This term refers to a group of abnormal heart rhythms including bradycardia (slow heart rate), tachycardia (fast heart rate), and dysrythmias (general irregular heart rates). Arrhythmias can be lethal if they cause a severe decrease in the pumping function of the heart for more than a few seconds, causing blood circulation to essentially stop (cardiac arrest).

         CARDIAC ARREST. Cessation of the heart beat. If not reestablished within a few minutes, death occurs.

         CARDIAC NECROSIS. Death of heart muscle tissue caused by lack of oxygen.

         COPD. COPD or Chronic Obstructive Pulmonary Disease includes chronic bronchitis, emphysema, and asthma and represents any prolonged or persistent condition of respiratory dysfunction resulting in restricted airflow to the lungs. It may become severe enough to cause respiratory failure.

         HYPERTENSION. An abnormally high blood pressure.

         HYPOTENSION. An abnormally low blood pressure.

         PARADOXYL BRONCHOSPAM. An abnormal type of constriction of the air passages of the lungs due to spasms of the muscle lining of the air passages.

         PALPITATION. An abnormal (rapid) beating of the heart. This can be due to exertion, strong emotion, or disease.

         REBOUND NASAL CONGESTION. A return to a congested state rapidly after usage of nasal congestant medication as a result of continuous usage of topical nasal congestant medication.

OUR HISTORY

         We were organized under the laws of Delaware in October 1996 as Medinet Worldwide, Inc. for the purposes of developing a distribution technology for Digital Rx Prescriptions utilizing Intranet and delivering the ordered items via over night services. In October 1997, we attempted to acquire Dunhill Rx, Inc., a pharmacy software management company. To facilitate Dunhill Rx's business plan we made an offering pursuant to Rule 504 in 1998. Due to our failure to meet certain representations and warranties made to Dunhill Rx, the acquisition of Dunhill Rx was rescinded and we never implemented our initial business plan. We are no longer involved in this line of business.

         After being unable to proceed with the prescription business, we thereafter sought to identify another business in the prescription pharmaceutical area. With a review of many opportunities, we determined that while the business model of Sure Medical, Inc. ("Sure") was far more ambitious than our initial plan, it was consistent with our initial interest in the pharmacy business. Through the acquisition of Sure we hold the rights to the Bioavailability Booster. Our intent is to seek out joint-venture partners or to license the Bioavailability Booster to pharmaceutical companies with the capability of both manufacturing and marketing products worldwide.


         We entered into share exchange agreements with the shareholders of Sure in April 2001 to acquire all of the issued and outstanding shares of common stock of Sure. We issued an aggregate of 4,730,250 shares of our common stock to the shareholders of Sure in exchange for their wholly-owned interest in Sure. Shares were exchanged on a one for one basis and Sure became our wholly-owned subsidiary. Our fiscal year end is December 31.


         Our principal executive offices are located at 3913 Riga Boulevard, Tampa, Florida 33619. We also maintain administrative offices at 2821 East Commercial Boulevard, Suite 201, Fort Lauderdale, Florida 33308. Our web site is http://www.ebrti.com.

HISTORY OF SURE

         Sure was organized under the laws of the state of Nevada on December 7, 1999. Since our acquisition of Sure no additional funding has been provided and pending the availability of funding or a joint venture or license agreement, the project is on hold. On March 23, 2000, Sure entered into an agreement to acquire all right, title, and interest to a cardiovascular research and development project (eventually the Bioavailability Booster) under way at the UNTHSC from My-Tech, Inc. My-Tech provided financial support for the Bioavailability Booster laboratory studies at the UNTHSC from 1998 to early 2000. My-Tech had entered into a sponsored research agreement to sponsor, fund, develop and acquire the commercial rights to an "Adrenalin Booster" project (the Bioavailability Booster). My-Tech's agreement with the UNTHSC allowed it the right to assign all right, title and interest to Sure. The agreement between Sure and My-Tech called for payment of $3,500,000 by Sure to My-Tech, Inc. to acquire all rights to the Bioavailability Booster Project. Under the agreement Sure was required to pay My-Tech, Inc. $200,000 on or before April 1, 2000 and the remaining balance in 11 equal installments of $300,000, with each installment due on the first day of each month. No payments were ever made under the terms of the agreement. In January 2001, Sure renegotiated the terms of the agreement whereby My-Tech agreed to accept 3,230,000 shares of Sure common stock in lieu of the cash payment described in the agreement.

OUR BIOAVAILABILITY BOOSTER

         Through Sure, we are focused on the commercial development of the Bioavailability Booster. We believe that significant improvement in current therapy for respiratory disease, glaucoma, anaphylactic shock and other disease states can be achieved through co-administration of our Bioavailability Booster with various pharmaceutical products classified as adrenergic agonists, anticholinergics, and sympathomimetics (collectively "Agents").

         Agents, to some degree, exert inotropic influences on the heart, constrict or relax blood vessels, and relax bronchial muscles. While Agents are used to treat health problems, they also produce disproportionate increases in cardiac energy requirements and can deplete energy reserves at the cellular level, which can result in lethal cardiac arrhythmias and cardiac necrosis. Under laboratory testing done with dogs, the combination usage of the Bioavailability Booster and an Agent resulted in a 2-3 fold reduction in the quantity of Agent necessary to achieve the same effect as usage of the Agent alone thus providing efficacy at significantly reduced dosage levels of the Agent and correspondingly reduced negative side effects.


EXCLUSIVE LICENSE AND ASSIGNMENT OF PATENT AND TECHNOLOGY RIGHTS

         My-Tech had initially obtained the intellectual property rights to the Bioavailability Booster from UNTHSC in 1998. Under the agreement, as amended, UNTHSC granted My-Tech, Inc. the exclusive rights in exchange for a 2% royalty from gross revenues in excess of $865,000 generated from the commercial applications of the Bioavailability Booster.

         Sure obtained the intellectual property rights to the Bioavailability Booster from My-Tech in March 2000 under a letter agreement with My Tech where Sure was to pay My-Tech $3,500,000. While a cash payment was not made under the agreement, My-Tech subsequently agreed to accept 3,230,000 shares of common stock of Sure as payment in full of the amount due under the agreement. In addition, pursuant to an amendment to the agreement between My-Tech and UNTHSC in February 2001, relating to the patent received, UNTHSC received 1,000,000 shares of Sure common stock.

         As such, we obtained the exclusive license to the patent and technology rights of the Bioavailability Booster through our acquisition of Sure.

         Accordingly, the Bioavailability Booster is our only patent and technology.


INITIAL COMMERCIAL DEVELOPMENT AND PRE-CLINICAL STUDIES

         Prior to our acquisition of Sure, My-Tech provided financial support to Professor James L. Caffrey, Ph.D., Department of Integrative Physiology, CRI at UNTHSC. Dr. Caffrey has discovered the unique activity of a (+) enantiomer (the "Bioavailability Booster") in providing favorable synergistic activity when co-administered with Agents as described in U. S. Patent 6,284,765 issued September 4, 2001. This (+) enantiomer has been defined as the "Bioavailability Booster."

         Further laboratory studies led by Dr. Caffrey at the CRI have shown that the Bioavailability Booster, when administered with Agents, reduces negative and occasionally life threatening side effects of Agents. Under laboratory conditions, the Bioavailabilty Booster has enabled the use of reduced dosage levels of Agents while maintaining the same therapeutic effects of these Agents when the Agents are administered to treat anaphylaxis shock, respiratory distress, glaucoma, and other indications as listed in the Patent.

         Laboratory research has developed several preliminary dosage formulas for use as inhaled medication, nasal spray, injection, capsules and tablets.

         In order to sell a prescription pharmaceutical product in the United States, approval must be obtained from the FDA. This approval includes the manufacture of the active ingredient under guidelines issued by the FDA called cGMP and cGLP (good manufacturing practices and good laboratory practices). We have been negotiating with two manufacturing companies, Chemsyn Laboratories, Kansas and ACIC Fine Chemicals, Inc, Ontario, Canada to establish a FDA approved manufacturing base. As of this date, however, further commercial development and pre-clinical studies are on hold pending funding or joint venture or license agreement.

STRATEGY


         The Bioavailability Booster is currently not marketable. Our intent is to seek out joint-venture partners or to license the Bioavailability Booster to pharmaceutical companies with the capability of both manufacturing and marketing products worldwide. We have recently begun negotiations with potential joint-venture partners or potential licensees, as we initially focused our efforts towards the development of a commercial product. While we have entered into negotiations with ACIC Fine Chemicals, to date we have not entered into any joint partner agreements or license agreements.


         The Bioavailability Booster's intended use is to improve the therapeutic profile of several FDA approved products currently sold world-wide when it is administered concurrently with these products. These products contain Agents as their active ingredient. These products benefit people with respiratory disease, glaucoma, and nasal congestion, those suffering from shock due to insect bites or other allergic reaction to drugs such as penicillin or food or other toxins. We intend to combine the Bioavailability Booster with an Agent in order to improve the Agent's safety and efficacy. As discussed below, the synergistic effect of Bioavailability Booster with Agents reduces the amount of Agent that would otherwise be needed.

         A specific example of a potential therapeutic indication of the Bioavailability Booster is found in dentistry. The dental profession uses lidocaine and other similar compounds to prevent pain during dental surgery, treating cavities, and other potentially painful procedures. Usually epinephrine is used in conjunction with lidocaine because it causes the blood vessels surrounding the site of injection to narrow which keeps the lidocaine at the site of the injection for a longer period of time. However, epinephrine, as described above, can cause adverse reactions. We believe, by adding the Bioavailability Booster to the treatment regimen, it is possible to reduce the amount of epinephrine used, therefore reducing the potential for adverse reactions while maintaining the same benefits.

         Our principal objective is to develop the commercial use of our Bioavailability Booster for these therapeutic indications to either improve treatment efficacy or reduce current adverse side effects of current drug treatments. We intend to achieve this objective through the following:

         RESOLVE OUTSTANDING PRE-CLINICAL ISSUES. Review and determine what further product evaluation regarding safety and efficacy and dosage form and dosage range are required for one or, possibly, two therapeutic indications for which the Bioavailability Booster shows promise of superior therapy to currently sold prescription pharmaceutical products.

         SECURE AN INVESTIGATIONAL NEW DRUG (IND) APPROVAL FROM THE FDA. Once outstanding pre-clinical issues have been resolved we intend to submit the required documentation to the FDA to secure an IND Approval and initiate clinical trials. The treatment of anaphylaxis may well be one of the indications selected and, should this be the case, because of the small market size and the potential for causing cardiac arrest using currently available therapies, we believe that the FDA approval could be granted within 18 to 24 months.

         DEVELOPMENT THROUGH JOINT VENTURES PARTNERSHIPS. We plan to commercially develop the Bioavailability Booster through joint-venture and out-licensing arrangements.

OUTSTANDING PRE-CLINICAL ISSUES

         The critical pre-clinical issue at this time is to assure a source for the commercial production of the Bioavailability Booster. Current supplies of the Bioavailability Booster used in clinical trials to date were provided by Research Technology Branch, Division of Pre-clinical Research, National Institutes on Drug Abuse.

         The commercial product must be manufactured under FDA cGMP and cGLP Guidelines in order to have the eventually approved product(s) sold in the United States and some of the current pre-clinical trials will have to be repeated to confirm that the eventually sold product acts equally to the material provided by the Research Technology Branch. We have been in contact with ACIC Fine Chemicals since June 2001, and they have advised us that they are prepared to produce the Bioavailability Booster for us or work with us through a joint venture, partnership or other strategic association. ACIC Fine Chemicals' facility is FDA approved and produces both bulk active pharmaceutical ingredients and finished dosage form products under the FDA cGMP and cGLP Guidelines.


         FDA approval is required before we can sell our Bioavailabilty Booster. To date, we have not filed an application with the FDA. We intend to file an application with the FDA. We are in discussions with an FDA certified third party to produce our product. To date, we have not contracted with a third party. We intend to reach an agreement with a third party during the second quarter of 2002. As required by the FDA, we will repeat our pre-clinical studies with product from the FDA certified third party. Upon completion of these studies, in approximately six months, we will meet with the FDA to review the pre-clinical studies and obtain FDA approval to initiate clinical studies on humans.


MARKET AND POTENTIAL APPLICATIONS

         LARGE, ESTABLISHED, GROWING MARKETS

         As reported by the National Center for Health Statistics, chronic obstructive pulmonary disease was the fourth leading cause of death in the United States and over 14 million cases of bronchitis and 2 million cases of emphysema are reported annually. Nearly 14.5 million Americans have asthma.

         In addition, according to Dr. Mitchell H. Friedlaender, author of "20/20: A Total Guide to Improving Your Vision," approximately 5.2 million people worldwide are blind due to glaucoma. Through the use of our Bioavailability Booster, we believe we can provide improved therapy for open-angle glaucoma.

         According to IMS Health Data, sales of medications to alleviate symptoms associated with the common cold and allergies were $2.8 billion in the U.S. in 2000. Worldwide sales are estimated at $6.0 billion. We believe our Bioavailability Booster may reduce the incidence of rebound nasal congestion associated with the longer-term usage of topical nasal decongestant products and also reduce side effects such as drowsiness and increased heart rate commonly associated with the use of antihistamines.

         We believe the above market statistics are relevant to our company because they indicate the sales value of those Agents we believe would benefit from the synergistic effect and concurrent use with the Bioavailability Booster. We believe the Bioavailability Booster will either reduce adverse side effects or improve efficacy as evidenced in pre-clinical studies. We believe there will be an interest by pharmaceutical companies sell products in these markets in our Bioavailability Booster because an improved product should increase their market share and sales.

         SIGNIFICANT ADVANTAGES VS. CURRENTLY MARKETED PRODUCTS

         We believe the principal advantages of our Bioavailability Booster is that it permits a lower dosage of an Agent, while maintaining therapeutic effects with reduced active Agent dosage levels which creates:

         o        a corresponding reduction in adverse reactions,

         o the potential inclusion of persons previously excluded for treatment with certain Agents because of compromised heart function, and
         o extended time of use of these products because of lower levels of depletion of energy reserves with high dosage usage in patients and longer term lower dosage (chronic) usage in patients who often suffer from rebound nasal congestion and reduced efficacy in bronchodialation, or have compromised heart function.

         Below listed are several commonly used Agents together with their applications and prevalent adverse side-effects. We believe the Bioavailability Booster will either reduce or eliminate these adverse side-effects.


Agent (Compound)               Applications (Treatment)              Adverse Effects
----------------               ------------------------              ---------------
Epinephrine                    allergic reactions                    palpitations; tachycardia; cerebral
                                                                     Edema; pulmonary edema

Theophylline                   cardiac arrhythmia                    intractable seizure; muscle tremor

Albuterol                      paradoxyl bronchospasm                tremors

Isoproterenol                  paradoxyl bronchospasm                hypertension

Ipratropium bromide            lecithin; bronchospasm                bronchospasm cough

Metaproterinol                 cardiac arrhythmia                    nervousness; tachycardia tremor

Brimonidine Tartrate           cardiovascular disease;               oral  dryness; ocular hyperemias
                               orthostatic hypotension


         We believe that the dose of Agents listed above can be reduced 2-3 fold when the Bioavailability Booster is administered concurrently with the Agent without effecting the desired therapeutic action. This is important because the systemic distribution of these Agents into the general blood circulation is associated with significant cardiac risks as they produce disproportionate increases in cardiac energy requirements relative to increases in cardiac function and can deplete energy reserves. Therefore, the lower the dosage of an Agent that is used, the lower the probability of cardiac problems.

         STATUS OF PRODUCT DEVELOPMENT


         Management believes production of our Bioavailability Booster by a FDA certified manufacturer should commence during the second quarter of 2002. Production is dependent on our company finalizing an agreement with an FDA certified manufacturer. Pre-clinical trials will be repeated utilizing product produced by a certified manufacturer in conformance with FDA regulations. If no further pre-clinical testing is required by the FDA, then an Investigational New Drug application would be submitted to the FDA for its approval. We anticipate that the FDA would require 6 months to review and approve our application. After FDA approval is received, clinical studies on humans will commence. We depend on additional financing or a joint venture to continue product development.


MANUFACTURING

         We are currently discussing manufacturing activities with firms that are in compliance with current Good Manufacturing Practice and current Good Laboratory Practice Guidelines issued by the FDA. To date, we have not entered into any agreements with manufacturing firms.

         We have held preliminary discussions with several firms specializing in bulk manufacturing and chemical synthesis from discovery through commercialization for the pharmaceutical industry. We believe that satisfactory manufacturing agreements can be negotiated with these firms on terms acceptable to us and consistent with our operating and financial projections. However, to date we have not engaged, nor had material negotiations with any manufacturing firm.

COMPETITION

         Competition in the biomedical and pharmaceutical business is intense, both in the United States and in foreign countries. Many products are currently sold for indications which we believe that the combination of our Bioavailability Booster with currently prescribed pharmaceutical products will increase efficacy of these existing products, improve human safety when using currently sold medications for disease therapy, or enhance performance.

         We do not believe that there are current products on the market today that compete with our Bioavailability Booster.

GOVERNMENT REGULATION

         The research and development, manufacturing, and marketing of pharmaceutical products are subject to extensive regulation by the FDA and by comparable government regulatory agencies in other countries. These national agencies and other federal, state, and local authorities regulate, among other activities, research and development, product evaluation and testing, manufacture, product safety and efficacy, conditions of storage, record keeping, approval, advertising and promotional claims made by pharmaceutical products. Non-compliance with regulations governing these activities can result in rejection of approval to market the product, total or partial suspension of manufacturing, fines, injunctions, civil penalties, recall or seizure of the product and criminal prosecution. To date we have not made any application to the FDA, nor received FDA approval for our product.

         Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that often differ from FDA requirements and also vary from country to country. The time required to obtain approvals in other countries may be longer or shorter than that required by the FDA for approval to market a product and requirements for licensing an associated company for the manufacture and sale of a product may differ from FDA requirements. Failure to comply with government regulatory requirements could have a material adverse effect on our business, financial condition, and operating results.

INTELLECTUAL PROPERTY

         A patent was granted to Dr. James Caffrey (inventor) and UNTHSC (assignee) for the Bioavailability Booster by the U.S. Patent Office on September 4, 2001. Through an agreement made in September 1998 by and between UNTHSC and My-Tech, Sure obtained exclusive rights to the Bioavailability Booster. The Bioavailability Booster is our only intellectual property.

ADVISORY BOARDS

         We have assembled distinguished scientific and business advisory boards, which provide us expertise in critical medical, scientific, product development, regulatory, and business issues. These individuals assist us on issues related to pre-clinical and clinical evaluation, protocol design, regulatory affairs, manufacturing and product development, and strategic issues regarding commercial development of our technologies.


         We intend to have our advisory boards to convene on a formal basis once or twice a year. These meetings will be held at our offices in Florida. To date, our advisory boards have not held any formal meetings. We tentatively scheduled our first advisory board meeting for February 2002. However, we have postponed our first meeting until we have submitted our Investigational New Drug Application to the FDA. In addition, members of our advisory board members are contacted up to two times a month on an informal basis.


SCIENTIFIC ADVISORY BOARD

Leon J. Lewandowski, M.D., Ph.D.

Peter B. Raven, Ph.D., Chairman, UNTHSC Department of Integrative Physiology.

James L. Caffrey, Ph.D., Director, UNTHSC Cardiovascular Research Institute.

J. Larry Durstine, Ph.D., Chairman, Director Department of Exercise Science, University of South Carolina.

BUSINESS ADVISORY BOARD

Robert Loy, Retired EVP, COO Roberts Pharmaceuticals.

Ronald R. Blanck, D.O., M.A.C.P., President University of North Texas Health Science Center, Retired Surgeon General of the U.S. Army, Commander of the U.S. Army Medical Command.

Harry C. Green, CEO Investor Life Services. Member of Sure Medical, Inc. Board of Directors.

Kathleen T. Linta, President Thornton Medical Communications.

Laurence A. Madison, CPA, MST, PFS, President EAI, Inc. Member of Sure Medical, Inc. Board of Directors.

EMPLOYEES


         As of December 31, 2001 we had 4 full-time employees and no part-time employees. These employees are engaged in general and financial management; scientific and medical development; and regulatory affairs. We have not experienced any work stoppages and consider our employee relations to be good.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS

         The following discussion should be read in conjunction with our financial statements and the related notes that are included in this prospectus.


         While we were organized in 1996, we did not acquire Sure until April 2001. We have little operating history upon which an evaluation of management's performance and our future prospects can be made. There can be no assurances whatsoever that we will be able to successfully implement our business strategy or penetrate our markets or attain a wide following for our product, or that we will ever attain a level of profitability. In addition, we will be subject to all the risks inherent in a start-up enterprise. Our prospects must be considered in light of the numerous risks, expenses, delays and problems frequently encountered in the establishment of a new business in industries characterized by emerging markets and intense competition. The success of our company is dependent on FDA approval of our Bioavailability Booster. We intend to submit our Bioavailability Booster to the FDA during the second quarter of 2002. The submission of our Investigative New Drug Application is dependent on us contracting with a FDA certified manufacturer. To date, the Company has not entered into any such contract or agreement.

         As a development stage company we have incurred a net loss from inception through December 31, 2001 of approximately $2,262,177. We have been working to develop our Bioavailability Booster and believe that preliminary clinical studies are promising. Our Company has not conducted any research in 2000 or 2001. We acquired our Bioavailability Booster in April 2001. Since the patent for the Bioavailability Booster was not acquired until 2001, a nominal amount of our net losses are attributable to product development and the nature of our net losses is principally compensation expense.


         We are currently focused on identifying drug manufacturing and marketing companies to form agreements and alliances to eventually produce and develop a commercially viable product. Presently we are working to structure agreements, joint ventures, licensing contracts, and strategic alliances with these companies. To date we have not entered into any agreements, joint ventures, licensing contracts or strategic alliances.

         Because of our plan to joint venture or license our product, we do not anticipate significant continuing cash operating losses. However, to the extent we continue to issue shares as compensation our operating losses will continue.

         As of December 31, 2001, we had existing cash reserves of $4,987. We will be unable to facilitate our business plan without additional financing or loans from shareholders.

         We are currently focusing our attention towards locating relationships to complete necessary research and development, as well as to market, license, manufacture and produce our Bioavailability Booster.


         We do not anticipate any purchase of plant or significant equipment during the next 12 months. We also do not anticipate any significant change in the number of our employees in the next 12 months. Each of these items are subject to material change in the event of a joint venture or significant financing.

ITEM 3. DESCRIPTION OF PROPERTY

         Our executive offices are located at 3913 Riga Boulevard, Tampa, Florida 33619. Our administrative offices are presently located at 2821 E. Commercial Blvd., Suite 210, Fort Lauderdale, Florida 33308. Our executive offices are currently leased for $500 per month on a month to month basis from ERM South, Inc. Our administrative offices are leased at $200 per month from Dr. Ahmad Moradi on a month to month basis. Dr. Moradi is an officer and director of our company.

ITEM 4. PRINCIPAL SHAREHOLDERS AND BENEFICIAL OWNERSHIP OF MANAGEMENT

         The following table sets forth, as of the date of this registration statement, information known to us relating to the beneficial ownership of our common stock by: 1) each person who is the beneficial owner of more than five percent of the outstanding shares of common stock; 2) each director; 3) each executive officer; and 4) all executive officers and directors as a group.

         Under securities laws, a person is considered to be the beneficial owner of securities he owns and that can be acquired by him within 60 days from the date of this Memorandum upon the exercise of options, warrants, convertible securities or other understandings. We determine a beneficial owner's percentage ownership by assuming that options, warrants or convertible securities that are held by him, but not those held by any other persons and which are exercisable within 60 days of the date of this registration statement, have been exercised or converted.


Name and Address of                                    Number                             Percentage
Beneficial Owner(4)                                   of Shares                            of Class
-------------------                                   ---------                           ----------
Ahmad Moradi, Ph.D.(1)                                 1,851,900                             16.7%

Steven Rosner                                          1,745,833                             15.7%

Donald Clippinger                                        583,334                              5.2%

William Stafford, Ph.D.(2)                             3,230,000                             29.0%
1905 Astor Avenue
Tampa, Florida 33612

Jeffrey Fernyhough, M.D.(3)                              835,600                              7.5%

Officers and Directors (1)                             4,181,067                             37.6%
as a group (3 persons)


(1) Also includes an aggregate of 600,000 shares held by Dr. Moradi's wife and daughter.
(2) Dr. Stafford's interest includes shares held by My-Tech, Inc. (200,000) and Waterfield Holdings, Inc. (1,000,000), companies in which he is the president. His interests also exclude an aggregate of 600,000 shares held by Michael, Mathew and Lisa Stafford, whom are adult children of Dr. Stafford. Dr. Stafford disclaims any beneficial interest in these shares.
(3)      Includes shares held by members of Dr. Fernyhough's family.
(4) We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, unless noted otherwise. Unless otherwise indicated, the business address of each person in the table is 2821 East Commercial Boulevard, Suite 201, Fort Lauderdale, Florida 33308.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

         The following table sets forth the names, positions and ages of the executive officers, directors and key employees of Biomed and Sure. Directors are elected annually and serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by our board of directors and their terms of office are at the discretion of our board.

BIOMED RESEARCH TECHNOLOGIES, INC.

Name                     Age       Position
----                     ---       --------

Ahmad Moradi, Ph.D.       46       Chairman of the Board of Directors, Chief
                                   Executive Officer
Steven L. Rosner          49       Executive Vice President, Chief Operating
                                   Officer, Director
Donald Clippinger         70       President, Director

KEY EMPLOYEE:
Richard J. Paull          46       Comptroller


SURE MEDICAL, INC.

Name                     Age       Position
----                     ---       --------

Steven L. Rosner          49       Chairman, Interim President

Harry C. Green            58       Director

Laurence A. Madison       48       Director

KEY EMPLOYEE:
Richard J. Paull          46       Comptroller

BIOMED

         AHMAD MORADI has served as our officer and director since inception. He has 20 years of experience in information technology, communications, software development, marketing, business management, mergers, acquisitions and managing public corporations. From August 1998 through July 2000 he was chairman and chief executive officer of WorldCast Interactive, Inc., a Florida corporation. Since 1992, he served as President of g4, Inc., an information technology and business strategy growth consulting firm. Dr. Moradi obtained a degree in mathematics, engineering and international business from Florida Atlantic University. He received a Ph.D. in management information systems from LaSalle University. Dr. Moradi has been inducted in over 20 Who's Who Registries Worldwide.

         STEVEN ROSNER has served as executive vice president and chief operating officer since April 2000. He has served as chairman and interim president of Sure since January 2001. From May 1994 to June 1997, he served as vice president of marketing for Cardiotrace, a trans-telephonic heart monitoring company where he developed a national sales organization. From July 1990 to April 1994 he served as vice president of operations for Rx Medical, Inc. a medical laboratory company where he was instrumental in implementing a growth through a merger/acquisition strategy. Mr. Rosner holds a degree in systems analysis programming from Honeywell Institute. In connection with a shareholder agreement dispute, Mr. Rosner filed an order for relief under chapter 7, and with no complaint objecting to discharge, an order for relief was granted on October 17, 1996.

         DONALD CLIPPINGER has served as our director and president since September 2000. He has over 25 years of experience in general management, corporate development, licensing, government regulatory affairs and consulting for large and small healthcare companies. From 1968 to 1984 he served as president of Squibb Canada and vice president of commercial development and vice president of Bristol-Myers Squibb Corporation. He was responsible for long term planning including the identification and market introduction of new products. Other industry experience includes employment with Mead Johnson & Company as vice-president and general manager in Canada; G.D. Searle & Company as director of international sales; and Pfizer International as general sales manager Pfizer Columbia (SA). Most recently he has served as an executive officer for numerous developmental stage companies including Vector Medical Technologies, a transdermal drug delivery company, from 1996 to 1999; Novo Medical, Ltd., a female cosmeceutical/nutritional products company, from 1992 to 1995; and Nastech Pharmaceutical Company, a transnasal drug delivery company, from 1989 to 1991. Mr. Clippinger is a graduate of Lawrence University and the American Graduate School of International Management.

         RICHARD PAULL has served as comptroller for of our company since October 1997 and as comptroller for Sure since January 2001. He has provided consulting services for various publicly held companies during the past 5 years. He has provided consulting services for companies such as Westmark Group Holding, Inc., Netgates, Inc. and World Cast Interactive, Inc. Mr. Paull is a principal of R & J Consulting, an accounting and tax firm specializing in assisting small to medium sized corporations in obtaining financing from private or public sources. From February 1984 to May 1986 he worked as an auditor with Grant Thornton, LLP in Boston, Massachusetts. He obtained his masters degree in business administration with a concentration in accounting from Suffolk University in Boston, Massachusetts and a dual B.S./B.A. in biology and education from Syracuse University.

SURE

         Several of our officers and directors provide services for Biomed and Sure. Biographies for the individuals that serve both companies are disclosed above.

         HARRY C. GREEN has served as a director of Sure since February 2001. He is also a member of our business advisory board. Mr. Green founded Investor Life Services in 1978. In 1986 he sold Investor Life Services to USF&G. In 1999, after USF&G was acquired by the St. Paul Companies, Mr. Green reacquired Investor Life Services. Mr. Green currently serves as CEO of Investor Life Services. In 1995 Mr. Green founded Mr. Entrepreneur, Inc., a publisher of training materials for entrepreneurs. In 1996 Mr. Green founded Advocate Media Group to provide public relations, media and television production services. Mr. Green was affiliated with Mr. Entrepreneur, Inc. and Advocate Media Group through 1999.

         LAURENCE A. MADISON has served as a director of Sure since February 2001. He is also a member of our business advisory board. Mr. Madison is President, EAI, Inc. Mr. Madison has served as treasurer and CFO for a broker dealer, mutual fund and other financial services companies. Mr. Madison has been president of Madison & Associates, Ltd from October 1995 to 2001. His primary responsibilities included initial SEC registration and financial reporting for the investment entities and equity restructuring and refinancing for the other financial service entities. Recently, he has specialized is providing tax and financial consulting services to businesses including planning for strategic and profitable growth, mergers and acquisitions, compensation and benefits, income tax and succession issues. He has served as a panel member for SEC mergers and acquisition national seminars. From 1986-1989 he headed Ernst & Young's insurance tax consulting practice for Ernst & Young's North Central Region. Mr. Madison is a certified public accountant and has received the personal financial specialist designation from the AICPA. He received a bachelor of science in accounting from Purdue University and a masters of science in taxation from DePaul University.

ELECTION OF DIRECTORS

         Each of our directors are elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his or her successor is elected and qualified. The bylaws permit the board of directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified.

DIRECTORS' COMPENSATION


         Our directors may receive shares of common stock for their service on our board of directors. In addition, directors may receive options to purchase shares of our common stock exercisable at fair market value for attendance at each annual meeting of the board of directors. The options would be exercisable three years from the date of issuance. The issuance of the shares and the granting of the options will be subject to the discretion of our board of directors and is dependent on our company developing a marketable product.

SCIENTIFIC BOARD AND BUSINESS BOARD OF ADVISORS COMPENSATION


         Our scientific and business board of advisors will receive 2,500 shares for agreeing to serve on either our scientific board or business board of advisors. They may also receive options to purchase shares of our common stock exercisable at fair market value for attendance at each annual meeting of the scientific advisory board or business advisory board. The granting of the options will be subject to the discretion of our board of directors and is dependent on our company developing a marketable product. The options would be exercisable three years from the date of issuance. To date we have issued 22,500 shares of common stock to 9 members of our advisory boards.

ITEM 6. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE


         The following tables present information concerning the cash compensation and stock options provided to our chief executive officer and each additional executive officer whose total annualized compensation exceeded $100,000 for the year ended December 31, 2001.

                                                                                                          Long-
                                                                                                          Term
                                                                                                        Incentive
                                Fiscal                                  Other Annual                       Plan      All Other
Name and Principal Position      Year         Salary           Bonus    Compensation        Options/(#)   Payouts  Compensation
---------------------------      ----         ------           -----    ------------        -----------   -------  ------------

Ahmad Moradi                     2001        $250,000(1)        --             --                 --          --        --
Chairman of the Board,           2000        $250,000(2)        --       $ 30,000(5)              --          --        --
Chief Executive Officer          1999        $250,000(3)                       --                 --          --        --

Steven L. Rosner                 2001        $250,000(1)        --             --                 --          --        --
Executive Vice President,        2000        $187,500(4)        --       $ 18,000(6)        $ 30,000(5)       --        --
Chief Operating Officer

Donald Clippinger                2001        $250,000(7)        --             --                 --          --        --
President                        2000        $ 83,333(8)        --       $ 15,000(6)              --          --        --

--------------

(1)      Received $55,304. The remaining salary has been accrued.
(2)      Received 250,000 shares of our common stock valued at $1.00 per share.

(3)      Salary has been accrued.

(4) Received 145,833 shares of our common stock valued at $1.00 per share. The remaining salary has been accrued.

(5) Dr. Moradi and Mr. Rosner received 1,000,000 shares of our common stock as a bonus for developing new business opportunities, related to our acquisition of Sure Medical. These shares were valued at $.03 per share.
(6) Includes shares received in connection with the execution of individual employment agreements. Mr. Rosner received 600,000 shares and Mr. Clippinger received 500,000 shares. These shares were valued at $.03 per share.

(7)      Received $66,069. The remaining salary has been accrued.
(8)      Received 83,333 shares of our common stock valued at $1.00 per share.


OPTION GRANTS IN LAST FISCAL YEAR

         No options have been granted to our executive officers since inception.

AGGREGATED YEAR END OPTION TABLE


         As of December 31, 2001 no stock options, nor stock appreciation rights, were granted or outstanding.


EMPLOYMENT AGREEMENTS


         Currently, all of our officers and directors are working under employment agreements. These individuals have agreed that until such time as we are able to make full cash compensation due under their respective agreements that their salaries will accrue or be converted to stock at the individual's option.

         AHMAD MORADI, CHAIRMAN AND CHIEF EXECUTIVE OFFICER. On January 1, 1999, we entered into a five year employment agreement with Ahmad Moradi. Under the terms and conditions of his employment agreement, Dr. Moradi shall receive an annual base salary of $250,000 and annual bonuses equal to no less than 1.5% of our net profits. We shall reimburse Dr. Moradi for all or reasonable expenses he incurs as an employee of our company, including without limitation, automobile and travel expenses and all reasonable entertainment expenses. The employment agreement is renewable for successive one year terms upon its termination.

         STEVEN L. ROSNER, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER. On April 1, 2000, we entered into a five year employment agreement with Steven
L. Rosner. Under the terms and conditions of his employment agreement, Mr. Rosner shall receive an annual base salary of $250,000 and annual bonuses equal to no less than 1.5% of our net profits. In addition, Mr. Rosner received 600,000 shares of our common stock which vested April 1, 2001. We shall reimburse Mr. Rosner for all or reasonable expenses he incurs as an employee of our company, including without limitation, automobile and travel expenses and all reasonable entertainment expenses. The employment agreement is renewable for successive one year terms upon its termination.

         DONALD CLIPPINGER, PRESIDENT. On September 1, 2000, we entered into a three year employment agreement with Donald Clippinger. Under the terms and conditions of his employment agreement, Mr. Clippinger shall receive an annual base salary of $250,000 and annual bonuses equal to no less than 1.5% of our net profits. We shall reimburse Mr. Clippinger for all or reasonable expenses he incurs as an employee of our company, including without limitation, automobile and travel expenses and all reasonable entertainment expenses. The employment agreement is renewable for successive one year terms upon its termination. In addition, Mr. Clippinger received 500,000 shares of our common stock which vested September 1, 2001.

INCENTIVE AND NON-QUALIFIED STOCK OPTION PLAN

         The Board has adopted a 2001 Employee Stock Option Plan.

         THE STOCK OPTION PLAN GENERALLY

         The Board adopted the Plan effective January 1, 2001. The Plan is for an indefinite period. Under the Plan, the Board or the Compensation Committee may grant stock incentives to key individuals performing services for our company, including employees, officers, eligible directors, consultants and agents. Awards under the Plan may be in the form of incentive stock options and nonqualified stock options.

         SHARES AVAILABLE FOR THE PLAN

         We presently have 3,000,000 shares of common stock reserved for issuance under the Plan. The aggregate fair market value of shares underlying incentive stock options made to any one participant in a fiscal year under the Plan may not exceed $100,000. The number of shares that can be issued and the number of shares subject to outstanding options may be adjusted in the event of a stock split, stock dividends, recapitalization or other similar event affecting the number of shares of our outstanding common stock.

         PLAN ADMINISTRATION

         The Board or the Compensation Committee will administer the Plan. Subject to the specific provisions of the Plan, the Committee determines award eligibility, timing and the type, amount and terms of the awards. The Committee also interprets the Plan, establishes rules and regulations under the Plan and makes all other determinations necessary or advisable for the Plan's administration.

         Options under the Plan may be either incentive stock options, as defined under the tax laws, or nonqualified stock options. The per share exercise price may not be less than the fair market value of our common stock on the date the option is granted. The Compensation Committee may specify any period of time following the date of grant during which options are exercisable, so long as the exercise period is not more than 10 years. Incentive stock options are subject to additional limitations relating to such things as employment status, minimum exercise price, length of exercise period, maximum value of the stock underlying the options and a required holding period for stock received upon exercise of the option. Only nonqualified options may be granted to individuals who are not our employees.

         Upon exercise, the option holder may pay the exercise price in several ways. He or she can pay: (1) in cash; (2) by delivering previously owned common stock with a fair market value equal to the exercise price; (3) by directing us to withhold shares of common stock with a fair market value equal to the exercise price; or (4) by a combination of these methods.

         EXPIRATION OF OPTIONS

         Generally, options granted under the Plan expire on the date determined by the Committee at the time of the grant, subject to earlier expiration as specified in the award agreement if the holder terminates employment prior to that date. IRS rules require that incentive stock options expire no later than three months after the termination of employment for any reason other than death or disability, or one year after termination of employment by reason of death or disability, in either case subject to the normal expiration date of the option. In no event may an option be exercised after its expiration date. Any unvested portion of an option will expire immediately upon termination of employment.

         OUTSTANDING OPTIONS

         To date, no options have been issued under the Plan.

         TRANSFERABILITY

         Generally, an option may not be sold, assigned or otherwise transferred during its holder's lifetime, except by will or the laws of descent and distribution.

         TAX CONSEQUENCES

         The following is a summary, based on current law, of some significant federal income tax consequences of awards under the Plan. Participants are advised to consult with their own tax advisor regarding the federal, state and local tax consequences of the grant and exercise of an option.

         Participants in the Plan do not recognize taxable income by reason of the grant or vesting of an option, and we do not receive a tax deduction by reason of either event. At exercise, the federal tax consequences vary depending on whether the award is an incentive stock option or nonqualified stock option.

         INCENTIVE STOCK OPTIONS

         Upon exercise of an incentive stock option, its holder does not recognize taxable income, and we do not receive a tax deduction. However, the excess of the fair market value of our common stock on the date of exercise over the exercise price is an adjustment that increases alternative minimum taxable income, the base upon which alternative minimum tax is computed.

         If the shares purchased upon the exercise of an incentive stock option are sold at a gain within two years from the date of grant, or within one year after the option is exercised, then the difference, with certain adjustments, between the fair market value of the stock at the date of exercise and the exercise price will be considered ordinary income. Any additional gain will be treated as a capital gain. If the shares are sold at a gain after they have been held at least one year and more than two years after the grant date, any gain will be treated as a long-term capital gain. Any loss recognized upon a taxable disposition of the shares generally would be characterized as a capital loss.

         NONQUALIFIED STOCK OPTIONS

         Upon exercise of a nonqualified stock option, its holder recognizes ordinary income in an amount equal to the difference between the fair market value of Biomed common stock at the time of exercise and the exercise price. Generally, Biomed is entitled to a corresponding tax deduction for compensation income recognized by the holder. Upon the subsequent sale of the shares acquired in the exercise, the holder will recognize a short-term or long-term capital gain or loss, depending on the length of time he or she has held the shares.

         PLAN AMENDMENT AND TERMINATION

         The Plan will remain effective until no further awards may be granted or there are no more awards remaining under the Plan. The Board may amend or terminate the Plan at any time. An amendment is subject to shareholder approval if it increases the number of shares available for issuance under the Plan, permits the grant of an incentive stock option at an exercise price less than that set forth in the Plan, changes the class of individuals eligible for participation in the Plan, or permits the grant of awards after the Plan termination date.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We currently lease our administrative offices from Dr. Ahmad Moradi. Dr. Moradi is an officer and director of our company. These offices are leased at $200 per month on a month to month basis.


         Since inception, we have been dependent upon Dr. Moradi and Steven Rosner for working capital advances. The balance of advances payable to Steven Rosner at December 31, 2001 was $37,000. The advances were made under an oral agreement and are payable on demand.

         In September 1998, My-Tech, Inc. entered into a Sponsored Research Agreement with UNTHSC pursuant to which My-Tech was granted the license for the Bioavailability Booster. In March 2000 Sure acquired the rights of My-Tech. In January 2001, Sure renegotiated the terms of the agreement whereby My-Tech agreed to accept 3,230,000 shares of Sure common stock in lieu of the cash payment described in the agreement. The majority of their shares were subsequently distributed privately to the shareholders of My-Tech. The president of My-Tech is Dr. William A. Stafford, Ph.D. Dr. Stafford served as a consultant to our company prior to our share exchange with Sure. Dr. Stafford entered into a consulting agreement with Biomed dated October 2000 under which he is entitled to $6,250 per month. This agreement is for a term of one year, automatically renewable for one year, for a period of six years. The agreement may be terminated with 90 day notice by either party without penalty. In addition, Dr. Stafford has received 1,000,000 shares of our common stock as compensation for developing business contacts for our company, which shares were granted prior to our share exchange with Sure.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         We are authorized to issue 40,000,000 shares of common stock, par value $.0001 per share, of which 11,144,767 shares were issued and outstanding as of the date of this registration statement. The currently issued and outstanding shares of common stock are fully paid and non-assessable. Holders of the shares of common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of common stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges. Holders of common stock are entitled to receive ratably such dividends as we may declare and to participate ratably in the distribution of any assets legally available for distribution with respect to the common stock. We do not expect to pay dividends for the foreseeable future.

PREFERRED STOCK

         Our Certificate of Incorporation provides for 10,000,000 shares of blank check preferred stock, par value $.0001, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as our Board of Directors may determine. As of the date of this offering, no preferred stock is issued and outstanding.

STOCK OPTIONS

         We have designated 3,000,000 shares of common stock for our employee stock option plan. To date, no options have been issued under this plan.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

         Certain provisions of our certificate of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. Such provisions could result in our company being less attractive to a potential acquiror or in shareholders receiving less for their shares in the event of a take-over attempt.

         Preferred shares

         Our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or the rights of the holders of our common. Additional preferred stock could be utilized under certain circumstances, as a method of discouraging, delaying or preventing a change in our control.

         Special meeting of shareholders

         Our articles of incorporation and bylaws provide that special meetings of our shareholders may be called only by a majority of the board of directors, our chief executive officer or holders of not less than ten percent of our outstanding voting stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no trading market for our 11,144,767 outstanding shares of common stock. Except for 515,000 shares of our common stock, all of our outstanding shares of common stock are defined as restricted stock under the Securities Act. Of these shares, 7,211,067 shares are owned by our affiliates, as that term is defined under the Securities Act. Absent registration under the Securities Act, the sale of our outstanding shares is subject to Rule 144. Under Rule 144, if certain conditions are satisfied, a person (including any of our affiliates) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three-month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above.

         There are currently 58 holders of record of our common stock.

         We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid for the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2. LEGAL PROCEEDINGS

         None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On December 31,1999, we granted 373,000 shares of our common stock to Jeffrey Fernyhough, a consultant to our company as compensation for services provided. These shares were valued at $0.03 per share. The shares were received by Mr. Fernyhough in 2001. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         We entered into an employment agreement with Mr. Steven Rosner on April 1, 2000. In connection with his employment agreement 600,000 shares granted to him vested one year after the date of his employment agreement dated April 1, 2000. The shares were valued at $0.03 per share of common stock. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         On April 14, 2000, we granted 40,000 shares of our common stock to Richard Paull, an employee of our company, as payment for services provided. The shares were received in 2001. The shares were valued at $0.03 per share of common stock. The shares were issued pursuant to the exemption provided by
Section 4(2) of the Securities Act.

         On April 14, 2000, we granted 60,000 shares of our common stock to Gene Stewart as payment for services to be provided to our company. Mr. Stewart never performed any services for our company and the shares were subsequently cancelled. The shares were valued at $.03 per share of common stock. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         We entered into an employment agreement with Mr. Donald Clippinger on September 1, 2000. In accordance with his employment agreement 500,000 shares of common stock granted to him vested on September 12, 2001, one year after the date of his employment agreement. The shares were valued at $.03 per share, per the date of his employment agreement. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.


         In December, 2000, we issued an aggregate of 3,000,000 shares of our common stock to the following individuals: Ahmad Moradi, our chief executive officer; Steven Rosner, our chief operations officer; and William Stafford, an affiliate of our company. These shares were issued as compensation for identifying potential business contacts, including Sure Medical, and were valued at $0.03 per share. The shares were issued pursuant to the exemption provided by
Section 4(2) of the Securities Act.

         On April 12, 2001, we issued 145,833 shares of our common stock to Steven Rosner. These shares were issued in lieu of his accrued salary in 2000. The shares were valued at $1.00 per share of common stock. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         On April 12, 2001, we issued 83,334 shares of our common stock to Donald Clippinger. These shares were issued in lieu of his accrued salary in 2000. The shares were valued at $1.00 per share of common stock. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         On April 12, 2001, we issued 250,000 shares of our common stock to Ahmad Moradi. These shares were issued in lieu of his accrued salary in 2000. The shares were valued at $1.00 per share of common stock. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         On April 12, 2001, we issued 20,000 shares of common stock to Richard Paull as compensation for services provided to our company. The shares were valued at $1.00 per share of common stock. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.


         On April 17, 2001, in connection with the acquisition of Sure Medical, Inc., we issued 4,730,250 shares of our common stock to 9 stockholders of Sure. We entered into stock purchase agreements with the following individuals and entities who constituted all of shareholders of Sure: My-Tech, Inc., Kimberly Oleneack, Andres Alfaro, Ronald Goeddaeus, Fred Bender, Resources Trust Co TTEE IRA FBO Eldi Deschamps, Eldi Deschamps JTWROS Denise C. Deschamps, The CEA Team and UNTHSC. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act and rule 506 under regulation D. The former shareholders of Sure received information concerning our company and had the opportunity to ask questions regarding our company.

         In late April 2001 following the acquisition of Sure, we issued an aggregate 5,500 shares of our common stock to Clarence Lashey and Phillip Jones. These individuals provided consulting services to our company and received the shares as payment for services. These shares were valued at $1.00 per share. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act. The consultants received information concerning our company and had the opportunity to ask questions regarding our company.

         On July 3, 2001, we issued an aggregate of 22,500 shares of common stock to nine members of our advisory board. The shares were issued as consideration for joining and participating on our advisory boards. These shares were valued at a price of $1.00 per share. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act. The members of our advisory board received information concerning our company and had the opportunity to ask questions regarding our company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our articles of incorporation, as amended, provide that Biomed must, to the fullest extent permitted by the Delaware General Corporation Law, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. Our by-laws further provide that the we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law. The indemnification provided in the by-laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. Biomed's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, our best interests.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Biomed has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

         See Index to Financial Statements for a listing of the financial statements filed with this Form 10-SB.

                BIOMED RESEARCH TECHNOLOGIES, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2000 AND 2001

                                TABLE OF CONTENTS

Independent Auditor's Report..........................................................................1

Consolidated Financial Statements:

      Consolidated Balance Sheets as of December 31, 2000 and 2001 ...................................2

      Consolidated Statements of Operations for the years ended December 31, 2000 and 2001 and for the period  from October 9, 1996 (inception) through December 31, 2001...............3

      Consolidated Statements of Changes in Stockholders' Equity (Deficit) for
         the years ended December 31, 2000, and 2001 and for the period October
         9, 1996 (inception) through December 31, 2001................................................4

      Consolidated Statements of Cash Flows for the years ended December 31, 2000 and 2001 and for the period from October 9, 1996 (inception) through December 31, 2001................5

Notes to Consolidated Financial Statements.........................................................6-11



                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Biomed Research Technologies, Inc. and Subsidiary
Fort Lauderdale, Florida

We have audited the accompanying consolidated balance sheets of Biomed Research Technologies, Inc. (a development stage company), as of December 31, 2000 and 2001, and the period October 9, 1996 (inception) through December 31, 2001 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2000 and 2001 and the period October 9, 1996 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biomed Research Technologies, Inc. and Subsidiary as of December 31, 2000 and 2001, and the period October 9, 1996 (inception) through December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2000 and 2001 and the period October 9, 1996 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has minimal capital resources presently available to meet obligations, which can normally be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are discussed in Note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       /s/ DASZKAL BOLTON LLP


Boca Raton, Florida
February 5, 2002

               BIOMED RESEARCH TECHNOLOGIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                          CONSOLIDATED BALANCE SHEETS


                                                                       December 31,            December 31,
                                                                           2000                   2001
                                                                       -----------             -----------
                                     ASSETS
Current assets:
    Cash                                                               $        --             $     4,987
                                                                       -----------             -----------
       Total current assets                                                     --                   4,987
                                                                       -----------             -----------

Property and equipment, net                                                  1,044                   8,710
                                                                       -----------             -----------
Other assets:
    Deposit                                                                     --                     500
    Technology and patent rights, net                                           --               4,321,324
                                                                       -----------             -----------
       Total other assets                                                       --               4,321,824
                                                                       -----------             -----------

       Total assets                                                    $     1,044             $ 4,335,521
                                                                       ===========             ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable                                                   $    18,750             $    61,612
    Accrued salaries                                                       786,110                 919,591
    Due to related parties                                                     953                  38,075
                                                                       -----------             -----------
       Total current liabilities                                           805,813               1,019,278
                                                                       -----------             -----------

Stockholders' equity (deficit) :
    Preferred stock, $0.0001 par value,
      10,000,000 shares authorized, -0- shares
      issued and outstanding                                                    --                      --
    Common stock, $0.0001 par value; 40,000,000
      shares authorized, issued and outstanding,
      4,374,350 shares at December 31, 2000
      and 11,144,767 shares at December 31, 2001                               437                   1,114
    Additional paid-in capital                                             141,798               5,577,306
    Stock subscription payable                                              47,190                      --
    Deficit accumulated during the development stage                      (994,194)             (2,262,177)
                                                                       -----------             -----------
       Total stockholders' equity (deficit)                               (804,769)              3,316,243
                                                                       -----------             -----------

       Total liabilities and stockholders' equity (deficit)            $     1,044             $ 4,335,521
                                                                       ===========             ===========






                 See accompanying notes to financial statements.

               BIOMED RESEARCH TECHNOLOGIES, INC. AND SUBSIDIARY
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                           October 9,
                                                                                                              1996
                                                                                                           (Inception)
                                                            Year Ended              Year Ended                through
                                                            December 31,            December 31,            December 31,
                                                                2000                   2001                    2001
                                                            -----------             -----------             -----------
Revenues                                                    $        --             $        --             $        --
                                                            -----------             -----------             -----------
Operating expenses:
    Selling, general and administrative expenses                672,585               1,087,195               2,076,397
    Depreciation and amortization                                   696                 180,788                 185,780
                                                            -----------             -----------             -----------
       Total operating expenses                                 673,281               1,267,983               2,262,177
                                                            -----------             -----------             -----------

Net loss                                                    $  (673,281)            $(1,267,983)            $(2,262,177)
                                                            ===========             ===========             ===========

Net loss per share,  basic and diluted                      $     (0.19)            $     (0.13)
                                                            ===========             ===========

Average weighted number of
  shares outstanding, basic and diluted                       3,601,747               9,640,851
                                                            ===========             ===========






                 See accompanying notes to financial statements.

               BIOMED RESEARCH TECHNOLOGIES, INC. AND SUBSIDIARY
                         (A Development Stage Company)
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)






                                 Preferred Stock             Common Stock      Additional   Subscrip-
                              -----------------------   ----------------------   Paid-in      tion      Accumulated
                                Shares         Amount     Shares        Amount   Capital     Payable      Deficit       Total
                              ----------       ------   ----------      ------ -----------  ----------  -----------  -----------
Balance, October 9, 1996
 (Inception)                          --        $  --           --      $   --  $       --  $       --  $        --  $        --
  Issuance of common
   stock for cash                     --           --           --          --          --          --           --           --
  Net loss - December
    31, 1996                          --           --           --          --          --          --           --           --
                              ----------        -----   ----------      ------ -----------  ----------  -----------  -----------
Balance, December 31, 1996            --           --           --          --          --          --           --
  Issuance of founders
   shares                             --           --    1,275,000         127          --          --           --          127
  Issuance of common stock
   for cash                           --           --       17,200           2      45,648          --           --       45,650
  Issuance of common stock
   for acquisition             3,000,000          300           --          --          --          --           --          300
  Net loss - December
   31, 1997                           --           --           --          --          --          --      (25,037)     (25,037)
                              ----------        -----   ----------      ------ -----------  ----------  -----------  -----------
Balance, December 31, 1997     3,000,000          300    1,292,200         129      45,648          --      (25,037)      21,040
  Issuance of founders
   shares                             --           --       80,000           8          --          --           --            8
  Issuance of common stock
   for cash                           --           --        2,150          --       6,450          --           --        6,450
  Recission of acquisition
   and cancellation of stock  (3,000,000)        (300)          --          --          --          --           --         (300)
  Net loss - December
   31, 1998                           --           --           --          --          --          --      (22,352)     (22,352)
                              ----------        -----   ----------      ------ -----------  ----------  -----------  -----------
Balance, December 31, 1998            --           --    1,374,350         137      52,098          --      (47,389)       4,846
  Common stock granted for
   services                           --           --           --          --          --      11,190           --       11,190
  Net loss - December
   31, 1999                           --           --           --          --          --          --     (273,524)    (273,524)
                              ----------        -----   ----------      ------ -----------  ----------  -----------  -----------
Balance, December 31, 1999            --           --    1,374,350         137      52,098      11,190     (320,913)    (257,488)
  Issuance of common stock
   for services                       --           --    3,000,000         300      89,700          --           --       90,000
  Common stock granted
   for services                       --           --           --          --          --      33,000           --       33,000
  Common stock granted
   for services                       --           --           --          --          --       3,000           --        3,000
  Net loss -  December
   31, 2000                           --           --           --          --          --          --     (673,281)    (673,281)
                              ----------        -----   ----------      ------ -----------  ----------  -----------  -----------
Balance, December 31, 2000            --           --    4,374,350         437     141,798      47,190     (994,194)    (804,769)
  Issuance of common stock
   for services                       --           --      499,167          50     499,117          --           --      499,167
  Issuance of common stock
   granted in prior periods           --           --    1,513,000         151      45,239     (47,190)          --       (1,800)
  Acquisiton of Sure
   Medical, Inc.                      --           --    4,730,250         473   4,863,155          --           --    4,863,628
  Issuance of common stock
   for services                       --           --       28,000           3      27,997          --           --       28,000
  Net loss - December
   31, 2001                           --           --           --          --          --          --   (1,267,983)  (1,267,983)
                              ----------        -----   ----------      ------ -----------  ----------  -----------  -----------
Balance, December 31, 2001            --        $  --   11,144,767      $1,114 $ 5,577,306  $       --  $(2,262,177) $ 3,316,243
                              ==========        =====   ==========      ====== ===========  ==========  ===========  ===========





                See accompanying notes to financial statements.

               BIOMED RESEARCH TECHNOLOGIES, INC. AND SUBSIDIARY
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                                 October 9,
                                                                                                                    1996
                                                                                                                 (Inception)
                                                                          Year Ended          Year Ended            Through
                                                                         December 31,         December 31,        December 31,
                                                                             2000                2001                2001
                                                                          -----------         -----------         -----------
Cash flows from operating activities:
    Net loss                                                              $  (673,281)        $(1,267,983)        $(2,262,177)
    Adjustments to reconcile net loss to net
      cash used by operating activities:
       Depreciation and amortization                                              696             180,788             185,780
       Common stock issued for services                                        90,000             572,557             662,557
    Changes in assets and liabilities, net effect of acquisitions:
       Increase in other current assets                                            --                (500)               (500)
       Increase in accounts payable                                            18,750              42,862              67,615
       Increase in accrued salaries                                           527,835             133,481             919,591
                                                                          -----------         -----------         -----------
Net cash used in operating activities                                         (36,000)           (338,795)           (427,134)
                                                                          -----------         -----------         -----------
Cash flows from investing activities:
    Cash acquired in acquisition                                                   --             170,000             170,000
    Purchase of property, plant and equipment                                      --              (9,777)            (15,816)
                                                                          -----------         -----------         -----------
Net cash provided by investing activities                                          --             160,223             154,184
                                                                          -----------         -----------         -----------
Cash flows from financing activities:
    Increase (decrease) in related party loans                                     --             230,749             225,702
    Stock subscription payable                                                 36,000             (47,190)                 --
    Proceeds from sale of common stock, net of costs                               --                  --              52,235
                                                                          -----------         -----------         -----------
Net cash provided by financing activities                                      36,000             183,559             277,937
                                                                          -----------         -----------         -----------

Net increase (decrease) in cash                                                    --               4,987               4,987
                                                                          -----------         -----------         -----------

Cash at beginning of period                                                        --                  --                  --
                                                                          -----------         -----------         -----------

Cash at end of period                                                     $        --         $     4,987         $     4,987
                                                                          ===========         ===========         ===========

SUPPLEMENTAL CASH FLOW INFORMATION:

Non-cash investing and financing activities:
    Common stock issued for services                                      $    90,000         $   572,557         $   662,557
                                                                          ===========         ===========         ===========
    Common stock issued for acquisition                                   $        --         $ 4,863,628         $ 4,863,628
                                                                          ===========         ===========         ===========




                See accompanying notes to financial statements.

               BIOMED RESEARCH TECHNOLOGIES, INC. AND SUBSIDIARY
                         (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND DEVELOPMENT STAGE RISK

Biomed Research Technologies, Inc. (the "Company"), is a development stage Delaware Corporation organized in October of 1996.

On April 17, 2001, the Company acquired all of the outstanding common stock of Sure Medical, Inc. (the "Subsidiary"). Sure Medical, Inc. is a development stage Nevada Corporation organized on December 7, 1999.

The Company through it's Subsidiary is engaged in identifying biomedical discoveries currently available at academic research institutions and developing these technologies into products which will improve human health and the quality of life.

The Company has been devoting its efforts to activities such as establishing sources of information, and developing markets for its planned operations. The Company has not yet generated any revenues and, as such, it is considered a development stage company.

Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with original maturities of three months to be cash equivalents. The Company had no cash equivalents at December 31, 2000 and 2001.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are being depreciated using the straight-line basis over estimated useful lives of three to seven years.

PATENT AND TECHNOLOGY RIGHTS

Patents and technology rights are recorded at purchased cost and amortized over the estimated useful life of the patent using the straight-line method. Accumulated amortization at December 31, 2001 was $178,676. The Company assesses whether its intangible assets are impaired as required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" based on an evaluation of undiscounted projected cash flows through the remaining amortization period. If impairment exists, the amount of such impairment is calculated based on the estimated fair value of the asset.

REVENUE RECOGNITION

The Company recognizes revenue when services are rendered

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BASIC LOSS PER SHARE

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

DILUTED LOSS PER SHARE

Fully diluted loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

STOCK COMPENSATION

The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Under SFAS 123, companies may, however, measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Companies that apply APB No. 25 are required to include pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The Company elected to account for such plans under the provisions of APB No. 25. The company has adopted a Stock Option Plan, and the Company will account for stock options granted to consultants under SFAS 123. The total number of shares of common stock reserved and available for issue under the Plan is 3,000,000 shares. At December 31, 2000 and 2001 no stock options had been granted.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Biomed Research Technologies, Inc. and its wholly owned subsidiary, Sure Medical Inc. at December 31, 2001. All inter-company accounts and transactions have been eliminated in consolidation.

The financial statements as presented reflect the results of operations of the Company for the year ended December 31, 2001, and of Sure Medical, Inc. for eight months ended December 31, 2001.

NOTE 3 - ACQUISITION

In April 2001 the Company entered into a stock transfer agreement with the shareholders of Sure Medical, Inc., a Nevada company. According to the terms of the agreement all of the outstanding shares of Sure Medical, Inc. were acquired by the Company in exchange for 4,730,250 shares of the Company's stock valued at $1.03 per share. The total acquisition price was $4,863,628. This acquisition was recorded using the purchase method of accounting. The purchase price was allocated to the assets acquired based on their estimated fair values. No goodwill was recorded. The results of operations since the date of acquisition are included in the Company's consolidated financial statements for the period ending December 31, 2001.

The following summarizes the fair value of the assets acquired and liabilities assumed of Sure Medical, Inc.:

Cash                                              $   170,000
Loans receivable, Biomed                              193,750
Patents and technology rights                       4,500,000
Due to related parties                                   (122)
                                                  -----------
Net assets                                        $ 4,863,628
                                                  ===========


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                 December 31,      December 31,
                                                     2000              2001
                                                 ------------      ------------

Computer equipment                                  $ 6,037           $ 15,816
                                                    -------           --------
     Total                                            6,037             15,816
     Less: accumulated depreciation                  (4,993)            (7,106)
                                                    -------           --------
     Property and equipment, net                    $ 1,044           $  8,710
                                                    =======           ========



Depreciation expense for the years ended December 31, 2000 and 2001 was $696 and $2,112, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's related party transactions are summarized as follows:

                                                 December 31,      December 31,
                                                     2000              2001
                                                 ------------      ------------

Loans payable at beginning of period                 $ 953             $   953
Advances (payments) during the period                   --              37,122
                                                     -----             -------
Balance at end of period                             $ 953             $38,075
                                                     =====             =======

Loan payable at December 31, 2001, includes $37,000 due to an officer of the Company. These advances were made to fund the working capital requirements of the Company.

NOTE 6 - COMMITMENTS UNDER EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with three employees. Under two of the three agreements, in the event employment is terminated (other than voluntarily by the employee or by the Company for cause or upon the death of the employee), the Company is committed to pay certain benefits. These are:

         1) the greater of (I) three years' base salary, or (II) the base salary due to Employee for the remaining term of this Agreement, in either case at the greater of the rate in effect at the date of the change in control of Company or at the date of termination; plus

         2) an amount equal to a multiple of two (2) times the largest total of the bonuses previously paid in any one year by Company to Employee pursuant to the provisions of Section 4.2 hereof.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, intangible assets, accounts payable accrued expenses and loans payable to related parties approximate their fair value because of their short maturities.

NOTE 8 - STOCKHOLDERS EQUITY

During the year ended December 31, 2000, the Company issued its common stock for cash and in exchange for services as follows:

The Company issued 1,000,000 shares of its common stock to each of three officers of the Company for a total of 3,000,000 shares. These shares were issued in lieu of payment for services provided to the Company, and were issued at a price of $0.03 per share. Compensation expense of $90,000 was recorded.

The Company granted 1,100,000 shares of its common stock to two of the Company's key employees as payment of bonuses. The Company recorded compensation expense of $ 33,000 or $0.03 per share of common stock over the twelve-month vesting period. The shares were issued in 2001, when vested.

The Company granted 100,000 shares of its common stock to two outside consultants in lieu of services. The Company recorded compensation expense of $3,000 or $0.03 per share of common stock. These shares were issued in 2001.

During the year ended December 31, 2001, the Company issued its common stock for acquisitions, for cash and in exchange for services as follows:

The Company granted 373,000 shares of its common stock to an officer of the Company in 1999, as consulting fees valued at $0.03 per share of common stock. The Company recorded compensation expense of $11,190 on the date the common shares where granted. These shares were issued in 2001.

The Company issued 499,167 shares of its common stock to three key employees as consideration for their 2000 accrued salaries. These shares were issued at $1.00 per share. The Company recorded compensation expense of $499,167.

As a result of the acquisition of Sure Medical, Inc., the Company issued 4,730,250 shares of its common stock to the former stockholders of Sure Medical, Inc. at $4,863,628 or $1.03 per share of common stock.

The Company issued 28,000 shares of its common stock to various consultants and members of the Company's Advisory Board as payment for services. These shares were issued at a price of $1.00 per share. The Company recorded compensation expense of $28,000.

NOTE 9 - INCOME TAXES

The Company has an unused net operating loss carryforward of $2,262,177 available for use on its future corporate federal and state income tax returns. The Company's evaluation of the tax benefit of its net operating loss carryforward is presented in the following table. At December 31, the tax amounts have been calculated using the 34% federal and 5.5% state income tax rates.

                                                        2000           2001
                                                     ---------       ---------
Taxes currently payable                              $      --       $      --
Deferred income tax benefit                            253,356         443,177
Change in beginning valuation allowance               (253,356)       (443,177)
                                                     ---------       ---------
Provision (benefit) for income taxes                 $      --       $      --
                                                     =========       ==========




Reconciliation of the Federal statutory income tax rate to the Company's effective income tax rate at December 31 is as follows:

                                                        2000           2001
                                                     ---------       ---------

Computed at the statutory rates (34%)                $ (228,916)    $ (431,114)
Increase (decrease) resulting from:
     Non-deductible expenses                                 --         30,688
State income taxes, net of federal tax benefit          (24,440)       (42,751)
Change in deferred tax asset valuation allowance        253,356        443,177
                                                     ----------     ----------
Tax provision (benefit)                              $       --     $       --
                                                     ==========     ==========




The components of the deferred tax asset were as follows at December 31:

                                                        2000           2001
                                                     ---------       ---------
Deferred tax assets:
     Net operating carryforward                      $  40,255       $ 433,203
     Accrued compensation                              295,813         346,042
     Stock based salaries                               33,867              --
                                                     ---------              --
         Total deferred tax asset                      369,935         779,245
                                                     ---------       ---------

Deferred tax liabilities                                    --              --
                                                     ---------       ---------

         Net deferred tax asset                        369,935         779,245
                                                     ---------       ---------

                                                        2000           2001
                                                     ---------       ---------
Valuation allowance:
     Beginning of year                                (116,579)       (369,935)
     Increase during year                             (253,356)       (409,310)
                                                     ---------       ---------
         Ending balance                               (369,935)       (779,245)
                                                     ---------       ---------
         Net deferred taxes                          $      --       $      --
                                                     =========       =========



The net operating loss carryover is summarized below:

Year Loss Originated                             Year Expiring        Amount
--------------------                             -------------      ----------

December 31, 1997                                    2017               25,037
December 31, 1998                                    2018               22,352
December 31, 1999                                    2019              273,524
December 31, 2000                                    2020              673,281
December 31, 2001                                    2021            1,267,983
                                                                    ----------
         Total available net operating loss                         $2,262,177
                                                                    ==========



The utilization of the above loss carry forwards, for federal income tax purposes, may be subject to limitation resulting from changes in ownership.

NOTE 10 - GOING CONCERN

The Company has minimal capital available to meet future obligations and to carry out its planned operations. The Company is dependent upon its shareholders for its financial support. These factors raise substantial doubt about the Company's ability to continue as a going concern.

In order to begin any significant operations, the Company will have to pursue other sources of capital, and has plans to raise equity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               SURE MEDICAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2000
                     AND THE PERIOD ENDED DECEMBER 31, 1999

                                TABLE OF CONTENTS

Independent Auditor's Report......................................................................................1

Financial Statements:

      Balance Sheets as of December 31, 1999 and 2000 and
          unaudited as of March 31, 2001..........................................................................2

      Statements of Operations for the year ended December 31, 2000 and the period from December 7, 1999 (inception) through December 31, 1999 and unaudited for the three months ended March 31, 2001 and for the period from December 7, 1999 (inception) through March 31, 2001.................................................3

      Statements of Changes in Stockholders' Equity for the year ended December
         31, 2000 and the period from December 7, 1999 (inception) through
         December 31, 1999
         and unaudited for the three months ended March 31, 2001..................................................4

      Statements of Cash Flows for the year ended December 31, 2000 and the period from December 7, 1999 (inception) through December 31, 1999 and unaudited for the three months ended March 31, 2001 and for the period from December 7, 1999 (inception) through March 31, 2001.................................................5

Notes to Financial Statements...................................................................................6-9


                       DASZKAL BOLTON MANELA DEVLIN & CO.

                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

       2401 N.W. BOCA RATON BOULEVARD, SUITE 100 BOCA RATON, FLORIDA 33431
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236

JEFFREY A. BOLTON, CPA, P.A.                 MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                 OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN. CPA, P.A.
MICHAEL S. KRIDEL, CPA, P.A.


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Sure Medical, Inc.

We have audited the accompanying balance sheets of Sure Medical, Inc., (a development stage company) as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2000 and for the period from December 7, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sure Medical, Inc., as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000 and the period from December 7, 1999 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has minimal capital resources presently available to meet obligations, which can normally be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are discussed in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Previous reports have been issued as described in Note 10 - Report Date.

                                          /s/ DASZKAL BOLTON MANELA DEVLIN & CO.

Boca Raton, Florida
December 10, 2001

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS


                                                                                                            (UNAUDITED)
                                                                     DECEMBER 31,       DECEMBER 31,           MARCH 31,
                                                                        1999                2000                 2001
                                                                    -----------         -----------          -----------
                                                          ASSETS

Current assets:
    Cash                                                            $        --         $        --          $   200,000
    Due from related party                                                   50                  --                   --
    Loan receivable                                                          --                  --              163,750
                                                                    -----------         -----------          -----------
       Total current assets                                                  50                  --              363,750
                                                                    -----------         -----------          -----------

Other assets:
    Technology rights and patents                                            --           3,500,000            4,500,000
                                                                    -----------         -----------          -----------
       Total other assets                                                    --           3,500,000            4,500,000
                                                                    -----------         -----------          -----------
       Total assets                                                 $        50         $ 3,500,000          $ 4,863,750
                                                                    ===========         ===========          ===========

                                      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Note payable                                                    $        --         $ 3,500,000          $        --
    Due to related parties                                                   --                 122                  122
                                                                    -----------         -----------          -----------
       Total current liabilities                                             --           3,500,122                  122
                                                                    -----------         -----------          -----------

Stockholders' equity (deficit):
    Common stock, $0.001 par value; 75,000,000
      shares authorized, issued and outstanding,
      50,000 shares at December 31, 1999,
      74,000 shares at December 31, 2000
      and 4,730,250 shares at March 31, 2001 and                             50                  74                4,730
    Additional paid-in capital                                                                30,426           4,929,520
    Deficit accumulated during the development stage                         --             (30,622)             (70,622)
                                                                    -----------         -----------          -----------
       Total stockholders' equity (deficit)                                  50                (122)           4,863,628
                                                                    -----------         -----------          -----------
       Total liabilities and stockholders' equity (deficit)         $        50         $ 3,500,000          $ 4,863,750
                                                                    ===========         ===========          ===========




                 See accompanying notes to financial statements.

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                                                              (UNAUDITED)
                                                       DECEMBER 7,                                              DECEMBER 7,
                                                         1999                              (UNAUDITED)            1999
                                                     (INCEPTION)                          THREE MONTHS         (INCEPTION)
                                                       THROUGH          YEAR ENDED           ENDED              THROUGH
                                                     DECEMBER 31,      DECEMBER 31,          MARCH 31,            MARCH 31,
                                                         1999             2000                 2001                 2001
                                                        ------         -----------          -----------          -----------
Revenues                                                $   --         $        --          $        --          $        --
                                                        ------         -----------          -----------          -----------
Operating expenses:
   Selling, general and administrative expenses             --              30,622               40,000               70,622
                                                        ------         -----------          -----------          -----------
       Total operating expenses                             --              30,622               40,000               70,622
                                                        ------         -----------          -----------          -----------
Net loss                                                $   --         $   (30,622)         $   (40,000)         $   (70,622)
                                                        ======         ===========          ===========          ===========
Net loss per share, basic and diluted                   $   --         $     (0.41)         $     (0.01)
                                                        ======         ===========          ===========
Average weighted number of shares outstanding           50,000              74,000            3,470,597
                                                        ======         ===========          ===========



                 See accompanying notes to financial statements.

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                          COMMON STOCK               ADDITIONAL
                                                  ----------------------------        PAID-IN         ACCUMULATED
                                                    SHARES            AMOUNT          CAPITAL           DEFICIT           TOTAL
                                                  -----------      -----------      -----------       -----------       -----------
Balance, December 7, 1999 (inception)                      --      $        --      $        --       $        --       $        --
Issuance of founders shares                            50,000               50               --                --                50
Net loss -  December 31, 1999                              --               --
                                                  -----------      -----------      -----------       -----------       -----------
Balance, December 31, 1999                             50,000               50               --                --                50
                                                  -----------      -----------      -----------       -----------       -----------

Issuance of common stock for services                   4,000                4            3,996                --             4,000
Cost of issuance of common stock                           --               --           (4,000)               --            (4,000)
Issuance of common stock for cash                      20,000               20           19,980                --            20,000
Contribution of cash and services                          --               --           10,450                --            10,450
Net loss -  December 31, 2000                              --               --               --           (30,622)          (30,622)
                                                  -----------      -----------      -----------       -----------       -----------
Balance, December 31, 2000                             74,000               74           30,426           (30,622)             (122)
                                                  -----------      -----------      -----------       -----------       -----------

(UNAUDITED)
Issuance of common stock for cash                     375,000              375          374,625                --           375,000
Cost of issuance of common stock                           --               --          (22,500)               --           (22,500)
Issuance of common stock for services                  51,250               51           51,199                --            51,250
Conversion of note payable for common stock         3,230,000            3,230        3,496,770                --         3,500,000
Issuance of common stock for purchase of patents    1,000,000            1,000          999,000                --         1,000,000
Net loss -  March 31, 2001 (unaudited)                     --               --               --           (40,000)          (40,000)
                                                  -----------      -----------      -----------       -----------       -----------
Balance, March 31, 2001 (unaudited)                 4,730,250      $     4,730      $ 4,929,520       $   (70,622)      $ 4,863,628
                                                  ===========      ===========      ===========       ===========       ===========


                 See accompanying notes to financial statements.

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS



                                                                                                                  (UNAUDITED)
                                                                                                                   DECEMBER 7,
                                                                                                (UNAUDITED)           1999
                                                                                                THREE MONTHS       (INCEPTION)
                                                              YEAR ENDED      YEAR ENDED            ENDED            THROUGH
                                                             DECEMBER 31,     DECEMBER 31,        MARCH 31,          MARCH 31,
                                                                1999             2000               2001              2001
                                                            -------------     -----------       -----------       -----------
Cash flows from operating activities:
    Net loss                                                    $  --         $   (30,622)      $   (40,000)      $   (70,622)
    Adjustments to reconcile net loss to net
      cash used by operating activities:
       Common stock issued for services                            --              10,000            40,000            50,000
    Changes in assets and liabilities:
       Loans receivable                                            --                  --          (163,750)         (163,750)
                                                                -----         -----------       -----------       -----------
Net cash used in operating activities                              --             (20,622)         (163,750)         (184,372)
                                                                -----         -----------       -----------       -----------

Cash flows from financing activities:
    Related party loans                                            50                  72                --               122
    Subscription payable                                          (50)                 50                --                --
    Proceeds from sale of common stock, net of costs               --              20,500           363,750           384,250
                                                                -----         -----------       -----------       -----------
Net cash provided by (used in) financing activities                --              20,622           363,750           384,372
                                                                -----         -----------       -----------       -----------
Net increase in cash                                               --                  --           200,000           200,000
                                                                -----         -----------       -----------       -----------
Cash at beginning of period                                        --                  --                --                --
                                                                -----         -----------       -----------       -----------
Cash at end of period                                           $  --         $        --       $   200,000       $   200,000
                                                                =====         ===========       ===========       ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
    Common stock issued for services                            $  --         $     4,000       $    11,250       $    15,250
                                                                =====         ===========       ===========       ===========
    Technology and patent rights purchased by
      issuing note payable                                      $  --         $ 3,500,000       $ 1,000,000       $ 4,500,000
                                                                =====         ===========       ===========       ===========
    Conversion of debt to equity                                $  --         $        --       $ 3,500,000       $ 3,500,000
                                                                =====         ===========       ===========       ===========


                 See accompanying notes to financial statements.

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF BUSINESS AND DEVELOPMENT STAGE RISK

Sure Medical, Inc. (the "Company") is a development stage Nevada Corporation organized on December 7, 1999. The Company is engaged in identifying biomedical discoveries currently available at academic research institutions and developing these technologies into products that will improve human health and the quality of life.

The Company has made no significant revenues to date. The Company has been devoting its efforts to activities such as establishing sources of information, and developing markets for its planned operations. The Company has not yet generated any revenues and, as such, it is considered a development stage company.

Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturities of three months to be cash equivalents. At December 31, 2000 there were no cash equivalents.

PATENT AND TECHNOLOGY RIGHTS

Patent and technology rights are recorded at purchase cost. Amortization is recorded from the effective date of the patent over the useful life of the patent, usually 17 years. Accordingly, the Company has not recorded any amortization expense in the year ended December 31, 2000.

REVENUE RECOGNITION

The Company recognizes revenue when services are rendered or when products are delivered.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BASIC LOSS PER SHARE

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

DILUTED LOSS PER SHARE

Fully diluted loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

UNAUDITED INTERIM INFORMATION

The information presented as of March 31, 2001 has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of March 31, 2001, and the results of its operations and its cash flows for the three months ended March 31, 2001 and the stockholders' equity for the three months ended March 31, 2001. The results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results for the full year.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's related party transactions are summarized as follows:

                                                     DECEMBER 31,  DECEMBER 31,   MARCH 31, 2001
                                                         1999          2000       (UNAUDITED)
                                                     ------------  ------------   --------------
         Loan receivable at beginning of period         $  --         $  50          $(122)
         Advances (payments) during the period             50          (172)            --
                                                        -----         -----          -----
         Balance at end of period                       $  50         $(122)         $(122)
                                                        =====         =====          =====



NOTE 4 - NOTES PAYABLE

In March 2000, the Company purchased certain patents and the technology rights to sponsor, fund and acquire the commercial rights to the specific project undertaken by the University of North Texas Health Science Center, known as the "Adrenalin Booster." As consideration, the Company committed to a short-term note payable of $3,500,000. No payments were made in 2000.

In January 2001, this note payable was converted to 3,230,000 shares of common stock (at $1.08 per share) of the Company.

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accrued expenses, loans receivable, loans to related parties and notes payable approximate fair value because of their short maturities.

NOTE 6 - STOCKHOLDERS' EQUITY

During the period ended December 31, 1999, the Company issued its common stock as follows:

The Company granted 50,000 shares of its common stock to the founder of the Company at par value. The Company received a commitment for a total of $50 in capital contribution for these shares.

During the year ended December 31, 2000, the Company issued its common stock as follows:

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS



NOTE 6 - STOCKHOLDERS' EQUITY, CONTINUED

The Company had a Private Placement Offering of up to 5,500,000 shares of common stock pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. The Company issued a total of 20,000 shares or common stock at $1.00 per share for a total of $20,000. In exchange for commissions in raising capital, the Company issued 4,000 shares of its common stock with a value of $4,000.

The founder of the Company contributed $10,450 in cash and services to the Company.

During the period ended March 31, 2001 (unaudited), the Company issued its common stock as follows:

The Company issued a total of 375,000 shares of common stock at $1.00 per share through its Private Placement Offering. The Company obtained a total of $375,000. Costs incurred for the issuance of the common stock was $22,500 of which the Company issued 11,250 shares of its common stock with a value of $11,250.

The Company issued 40,000 shares of common stock for services to an outside consultant. Compensation of $40,000 or $1.00 per share was recorded.

The Company converted the $3,500,000 of debt into 3,230,000 shares of common stock.

The Company issued 1,000,000 shares of common stock, valued at $1,000,000 to the University of North Texas for the purchase of the rights to certain patents and a royalty payment of 2% of gross revenues in excess of $865,000.

NOTE 7 - INCOME TAXES

At March 31, 2001, the Company had an unused net operating loss carry forward of $70,622 available for use on its future corporate federal and state income tax returns expiring in 2021. The tax amounts have been calculated using an effective tax rate of 20%. A full valuation allowance has been recorded, as realization is uncertain.

Income tax (benefit) consists of the following:

         Current       $    --          $    --          $    --
         Deferred           --               --               --
                       -------          -------          -------
                       $                $                $
                       =======          =======          =======


Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities did not give rise to significant portions of deferred taxes at December 31, 1999 and 2000 and at March 31, 2001.

Under FAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets as of December 31, 1999 and 2000 are as follows:

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS



NOTE 7 - INCOME TAXES, CONTINUED

                                             DECEMBER 31,       DECEMBER 31,      MARCH 31, 2001
                                                1999               2000            (UNAUDITED)
                                             ------------       ------------      --------------
         Deferred tax assets:
              Net operating losses             $  --            $(6,124)            $(14,124)
                                               -----            -------             --------
         Total deferred tax assets                --             (6,124)             (14,124)
                                               -----            -------             --------
         Net deferred tax asset before
           valuation allowance                    --             (6,124)             (14,124)

         Valuation allowance                      --              6,124               14,124
                                               -----            -------             --------
         Net deferred tax assets               $  --            $    --             $     --
                                               =====            =======             ========

The net operating loss carryover is summarized below:

YEAR LOSS ORIGINATED                             YEAR EXPIRING       AMOUNT
-------------------------------------------    ------------------  -----------

December 31, 1999                                    2019           $     --
December 31, 2000                                    2020             30,622
December 31, 2001                                    2021             40,000
                                                                      ------
         Total available net operating loss                         $ 70,622
                                                                    ========


The utilization of the above loss carry forwards, for federal income tax purposes, may be subject to limitation resulting from changes in ownership.

NOTE 8 - SUBSEQUENT EVENTS

In April 2001 the Company entered into a stock exchange agreement with the shareholders of Biomed Research Technologies, Inc., a Delaware company. According to the terms of the agreement all of the outstanding shares of the Company were acquired by Biomed in exchange for 4,730,250 shares of the Company's stock valued at $1.03 per share. The total acquisition price was $4,863,628. This acquisition was recorded using the purchase method of accounting. The purchase price was allocated to the assets acquired based on their estimated fair values.

NOTE 9 - GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the organization will continue as a going concern. The organization has negative cash flows from operations and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's continued existence as a going concern will require the infusion of new capital. It is anticipated that the Company will effect this through the stock transfer agreement with Biomed Research Technologies, Inc. in April 2001.

                               SURE MEDICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS



NOTE 10 - REPORT DATE

These financial statements were previously issued and reported on August 24, 2001. Since our report date of August 24, 2001, the Company has reclassified the amount receivable from Biomed Research Technologies, Inc. previously shown as due from related party as a loan receivable. The Statement of Cash Flows and
Note 3 - Related Party Transactions have subsequently been modified to reflect this reclassification.

                                    PART III

ITEM 1.  EXHIBIT INDEX

         Exhibit Number    Description
         --------------    -----------

         3.1(a)            Certificate of Incorporation*

         3.1(b)            Certificate of Amendment*

         3.1(c)            Certificate of Amendment*

         3.2               Bylaws*

         4.1               Specimen Common Stock Certificate*

         10.1              2001 Stock Option Plan*


         10.2 Restated Share Exchange Agreement with Sure Medical Shareholders dated April 23, 2001*



         10.3              Employment Agreement with Moradi*


         10.4              Amended and Restated Employment Agreement with
                           Rosner*


         10.5              Employment Agreement with Clippinger*

         10.6 Amendment to Agreement with UNTHSC and My-Tech to obtain intellectual property rights to the Bioavailability Booster*


         10.65 Original Agreement with UNTHSC and My-Tech to obtain intellectual property rights to the Bioavailability Booster dated September 1, 1998*


         10.7 Letter Agreement dated March 2000 between My-Tech and Sure Medical granting Sure Medical the exclusive license and assignment of the Bioavailability Booster*


         21                Subsidiaries of the Company*

         99                Patent*

         *     Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BIOMED RESEARCH TECHNOLOGIES, INC.




Date: March 5, 2002                 By: /s/ Ahmad Moradi
                                        --------------------------------------
                                        Ahmad Moradi, Chief Executive Officer,
                                        Chairman and Director




Date: March 5, 2002                 By: /s/ Steven Rosner
                                        --------------------------------------
                                        Steven Rosner, Vice President, Chief
                                        Operating Officer and Director




Date: March 5, 2002                 By: /s/ Donald Clippinger
                                        --------------------------------------
                                        Donald Clippinger, President and
                                        Director



Date: March 5, 2002                 By: /s/ Richard Paull
                                        --------------------------------------
                                        Richard Paull, Principal
                                        Accounting Officer






                                       36